UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 878518

As at July 12, 2005

TASEKO MINES LIMITED
800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: July 12, 2005

Print the name and title of the signing officer under his signature.

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Taseko Mines Limited
1020 - 800 W Pender Street
Vancouver BC Canada
V6C 2V6 Canada
Tel 604 684 - 6365
Fax 604 684 - 8092
Toll Free 1 800 667 - 2114
www.tasekomines.com

TASEKO APPOINTS RUSSELL HALLBAUER AS PRESIDENT & CEO

July 12, 2005 , Vancouver, BC - Taseko Mines Limited (TSX Venture: TKO; AMEX: TGB) announces the appointment of Russell E. Hallbauer as President and CEO of the Company, effective July 11, 2005.

Mr. Hallbauer brings extensive experience to his new position, having worked in the mining industry for the past 30 years. Prior to joining Taseko, he was General Manager of Base Metal Joint Ventures at Teck Cominco Ltd. In that role, he served as Chairman of the Management Committee for Highland Valley Copper, the largest open pit copper mine in Canada. His responsibilities also included chairing the Joint Venture Operating Committee for Compania Minera Antamina, the joint venture between BHP Billiton, Noranda, Teck Cominco and Mitsubishi that operates the Antamina zinc-copper mine in Peru. Prior to that, Mr. Hallbauer was Teck Cominco's General Manager of Coal Operations, responsible for Bullmoose, Quintette and Elkview operations, three of the largest metallurgical coal mines in western Canada. He was a key member of the group that restructured the Quintette and Elkview mines, and returned those operations to profitability.

Mr. Hallbauer is a registered Professional Engineer in BC, and a graduate of Mining Engineering program at the Colorado School of Mines, the Mining Technology program of the British Columbia Institute of Technology and of the Banff School of Advanced Management. He is a long-time member of the Canadian Institute of Mining and Metallurgy (CIM) and is the President of the CIM for 2005-2006. Mr. Hallbauer is also a past Chairman of the Mining Association of British Columbia and the British Columbia Institute of Technology's Mining Advisory Committee. His other volunteer endeavours include working with the Alzheimer Society of BC, the Leukemia Research Fund and the Vancouver United Way Campaign.

With his background in copper mining and overseeing operating joint ventures and revitalizing mines, Mr. Hallbauer will be uniquely suited to his new role at Taseko. Taseko successfully re-opened the 35,000 tonnes per day Gibraltar copper-molybdenum mine in south-central British Columbia in late 2004 and has several key initiatives under consideration, including the development of a Copper Refinery at Gibraltar and the advancement of the Prosperity copper-gold and Harmony gold exploration projects. Mr. Hallbauer joins a strong operational team, including Chief Operating Officer, Tom Milner. He takes over as President and CEO of Taseko from Ronald Thiessen, who will remain on the Board as Co-Chairman. The Board welcomes Mr. Hallbauer and looks forward to his vision and leadership.

For further details on Taseko, please visit the Company's website at www.tasekomines.com, or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

No regulatory authority has approved or disapproved the information contained in this news release.
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